The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated November 20, 2024

Pricing Supplement dated November , 2024 (To the Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-265158
$● Cash-Settled Equity-Linked Notes due November 29, 2027 Linked to the Common Stock of NVIDIA Corporation Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not pay interest and do not guarantee the return of the full principal amount at maturity. Instead, as described below, the Notes provide for a Payment at Maturity based on the performance of the Underlier relative to the Threshold Value, as measured by the Settlement Value, subject to a minimum Payment at Maturity of 90% of the principal amount. Investors should be willing to forgo dividend payments and, if the Settlement Value is less than the Threshold Value, be willing to lose up to 10% of their investment at maturity.

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	November 20, 2024. The Initial Underlier Value is not the Volume-Weighted Average Price of the Underlier on the Initial Valuation Date.
Issue Date:	November 27, 2024
Final Valuation Date:†	November 19, 2027
Maturity Date:†	November 29, 2027
Reference Asset:*	The common stock of NVIDIA Corporation (Bloomberg ticker symbol “NVDA US <Equity>”) (the “Underlier”)
Payment at Maturity:

You will receive on the Maturity Date a cash payment per $1,000 principal amount Note equal to the Daily Value.

If the Settlement Value is less than the Threshold Value, you will lose up to 10% of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-5 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Consent to U.K. Bail-in Power:	Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-5 of this pricing supplement.
Daily Value:	The greater of (i) $900.00 and (ii) the Alternative Redemption Amount
Alternative Redemption Amount:	$1,000 × (Settlement Value / Threshold Value)
Settlement Value:	The Adjusted Volume-Weighted Average Price of the Underlier times the Multiplier, each on the Final Valuation Date
Initial Underlier Value:	$144.0311. The Initial Underlier Value is not the Volume-Weighted Average Price of the Underlier on the Initial Valuation Date.

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100%
Total	$●	$●	$●	$●
(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $960.00 and $980.00 per $1,000 principal amount Note. The estimated value is expected to be less than the Initial Issue Price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-6 of this pricing supplement.

(2)	Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Up to 15% of the aggregate principal amount of the Notes may be unsold as of the Initial Valuation Date. We may sell any unsold portion of the Notes for a limited period after the Initial Valuation Date in our sole discretion. Any portion not purchased by investors may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. We and/or Barclays Capital Inc. or any other of our affiliates may change the Initial Issue Price and the other selling terms and from time to time after the Initial Valuation Date may offer any unsold portion of the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Threshold Value:	$209.2052, which is 145.25% of the Initial Underlier Value (rounded to four decimal places)
Adjusted Volume-Weighted Average Price:	With respect to the Underlier on any scheduled trading day, the Volume-Weighted Average Price of the Underlier times the Dividend Adjustment Factor, each on that scheduled trading day
Volume-Weighted Average Price:	With respect to the Underlier on any scheduled trading day, the volume-weighted average price (“VWAP”) calculated by Bloomberg Professional® service and displayed on Bloomberg page “NVDA US <EQUITY> AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on that scheduled trading day, provided that if, on any relevant day, Bloomberg does not calculate and report the VWAP for that day, the Calculation Agent will calculate the VWAP to be used as the Volume-Weighted Average Price for that day.
Dividend Adjustment Factor:

On November 19, 2024, the Dividend Adjustment Factor will be set equal to 1.0. Thereafter, if any cash dividend with respect to the Underlier (an “Ordinary Cash Dividend”) has an ex-dividend date on or after the scheduled trading day immediately following November 19, 2024, the Dividend Adjustment Factor will be adjusted on that ex-dividend date for that Ordinary Cash Dividend so that the new Dividend Adjustment Factor will equal the product of (i) the prior Dividend Adjustment Factor and (ii) a fraction, the numerator of which is the closing price of the Underlier on the first scheduled trading day preceding the ex-dividend date on which no market disruption event occurs (such closing price, the “Ex-Dividend Closing Market Price”) and the denominator of which is the sum of (x) the Ex-Dividend Closing Market Price and (y) the applicable Base Dividend less the amount of that Ordinary Cash Dividend.

On any scheduled trading day that is not an ex-dividend date of an Ordinary Cash Dividend, no adjustment will be made to the Dividend Adjustment Factor, provided that, if no ex-dividend date occurs in a calendar quarter, the last scheduled trading day in that calendar quarter will be deemed an ex-dividend date for that purpose.

Base Dividend:	For each calendar quarter from November 19, 2024 to, and including, the Final Valuation Date, $0.01
Multiplier:*	The Multiplier will initially be 1.0, subject to adjustment as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, as modified by the provisions set forth under “Additional Terms of the Notes —Adjustments to the Terms of the Notes” in this pricing supplement.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to be closed.
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN:	06745YPD8 / US06745YPD84

*	In the case of certain corporate events related to the Underlier, the Calculation Agent may adjust any variable, including but not limited to, the Underlier and the Multiplier under certain circumstances described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, subject to the modifications set forth under “Additional Terms of the Notes—Adjustments to the Terms of the Notes” below.

†	The Final Valuation Date may be postponed if the Final Valuation Date is not a scheduled trading day or if a market disruption event occurs on the Final Valuation Date as described under “Reference Assets—Equity Securities—Market Disruption Events for Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, subject to the modifications set forth under “Additional Terms of the Notes—Market Disruption Events” in this pricing supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

ADDITIONAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the following provisions will apply for purposes of the Notes.

Reference Asset Issuer and Reference Asset Information

•	For purposes of the section “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the accompanying prospectus supplement, each reference in such section to a “closing price” shall be deemed to be replaced with “price.”

Market Disruption Events

•	If a market disruption event occurs on the Final Valuation Date, the Final Valuation Date will be postponed to the next scheduled trading day on which no market disruption event occurs or is continuing, provided that, if a market disruption event occurs or is continuing on each of the eight scheduled trading days following the originally scheduled Final Valuation Date, then that eighth scheduled trading day shall be deemed to be the Final Valuation Date. The Calculation Agent shall determine the VWAP of the Underlier for that eighth scheduled trading day based upon its good faith estimate of the VWAP on such day. For a description of what constitutes a market disruption event with respect to the Underlier, please see “Reference Assets—Equity Securities—Market Disruption Events for Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, subject to the modifications set forth in the provisions below.

•	The section “Reference Assets—Equity Securities—Market Disruption Events for Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement shall be deemed modified as follows:

o	each of the first two bullet points shall be deemed modified by deleting the words “for more than two hours of trading or” and “during the one-half hour period preceding the close of the regular trading session in that exchange or market or, if the applicable pricing supplement provides for a valuation time that is not the close of the regular trading session in that exchange or market, the relevant valuation time” therein; and

o	the third bullet point shall be deemed modified by deleting the words “unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on the relevant exchange on that scheduled trading day for the relevant exchange and (2) the submission deadline for orders to be entered into the applicable exchange system for execution at the close of trading on that scheduled trading day for the relevant exchange” therein.

Adjustments to the Terms of the Notes

•	The Underlier and the Multiplier (which is initially 1.0) will be subject to adjustment in certain circumstances, as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, provided that any provision of that section in the accompanying prospectus supplement relating to any adjustment upon the payment of any dividend will not apply.

•	Notwithstanding anything to the contrary in the accompanying prospectus supplement, if a Reorganization Event or Additional Adjustment Event (each as defined in the prospectus supplement) occurs that would otherwise obligate the Calculation Agent to accelerate the maturity of the Notes, the Calculation Agent shall instead adjust any variable of the Notes in a commercially reasonable manner (including, without limitation, the methodology used to calculate the Alternative Redemption Amount) that the Calculation Agent determines appropriate to account for the Reorganization Event or Additional Adjustment Event, as applicable. For the avoidance of doubt, notwithstanding any adjustment made pursuant to the preceding sentence, the Payment at Maturity will not be less than $900.00 per $1,000 principal amount Note.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated May 23, 2022, as supplemented by the prospectus supplement dated June 27, 2022 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 23, 2022:

http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm

•	Prospectus Supplement dated June 27, 2022:

http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the Initial Issue Price of the Notes. The difference between the Initial Issue Price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

The Notes are not appropriate for all investors. The Notes may be an appropriate investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that the Daily Value will be greater than the Initial Issue Price.

•	You anticipate that the Settlement Value will be greater than the Threshold Value.

•	You are willing and able to accept the risk that, if the Settlement Value is less than the Threshold Value, you will lose up to 10% of the principal amount of your Notes.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the Underlier, nor will you have any voting rights with respect to the Underlier.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be an appropriate investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You do not anticipate that the Daily Value will be greater than the Initial Issue Price.

•	You do not anticipate that the Settlement Value will be greater than the Threshold Value.

•	You are unwilling or unable to accept the risk that, if the Settlement Value is less than the Threshold Value, you will lose up to 10% of the principal amount of your Notes.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the Underlier.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the appropriateness of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the Notes for investment.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical Payment at Maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: $100.0000*

▪	Hypothetical Threshold Value: $145.2500 (145.25% of the hypothetical Initial Underlier Value set forth above)*

▪	Hypothetical Settlement Value: As set forth in the table below

▪	The Dividend Adjustment Factor is 1.0 with respect to each scheduled trading day during the term of the Notes.

*	The hypothetical Initial Underlier Value of $100.0000 and the hypothetical Threshold Value of $145.2500 have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Value or Threshold Value. The actual Initial Underlier Value and Threshold Value are set forth on the cover of this pricing supplement.

For information regarding recent values of the Underlier, please see “Information Regarding the Underlier” in this pricing supplement.

Settlement Value	Percentage Change from Initial Underlier Value to Settlement Value	Alternative Redemption Amount	Payment at Maturity**
$190.0000	90.000%	$1,308.09	$1,308.09
$180.0000	80.000%	$1,239.24	$1,239.24
$170.0000	70.000%	$1,170.40	$1,170.40
$160.0000	60.000%	$1,101.55	$1,101.55
$150.0000	50.000%	$1,032.70	$1,032.70
$145.2500	45.250%	$1,000.00	$1,000.00
$140.0000	40.000%	$963.86	$963.86
$135.0000	35.000%	$929.43	$929.43
$130.7250	30.725%	$900.00	$900.00
$130.0000	30.000%	$895.01	$900.00
$120.0000	20.000%	$826.16	$900.00
$110.0000	10.000%	$757.31	$900.00
$105.0000	5.000%	$722.89	$900.00
$100.0000	0.000%	$688.47	$900.00
$90.0000	-10.000%	$619.62	$900.00
$80.0000	-20.000%	$550.77	$900.00
$70.0000	-30.000%	$481.93	$900.00
$60.0000	-40.000%	$413.08	$900.00
$50.0000	-50.000%	$344.23	$900.00
$40.0000	-60.000%	$275.39	$900.00
$30.0000	-70.000%	$206.54	$900.00
$20.0000	-80.000%	$137.69	$900.00
$10.0000	-90.000%	$68.85	$900.00
$0.0000	-100.000%	$0.00	$900.00

** Per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Settlement Value is $135.0000, which is greater than the Initial Underlier Value but less than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $135.0000 / $145.2500, or $929.43.

Because the Alternative Redemption Amount is greater than $900.00, the Daily Value is $929.43. Accordingly, the investor receives a Payment at Maturity equal to $929.43 per $1,000 principal amount Note that they hold.

Example 2: The Settlement Value is $70.0000, which is less than the Initial Underlier Value and, accordingly, less than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $70.0000 / $145.2500, or $481.93.

Because the Alternative Redemption Amount is less than $900.00, the Daily Value is $900.00. Accordingly, the investor receives a Payment at Maturity equal to $900.00 per $1,000 principal amount Note that they hold, which is the minimum payment on the Notes.

Example 3: The Settlement Value is $150.0000, which is greater than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $150.0000 / $145.2500, or $1,032.70.

Because the Alternative Redemption Amount is greater than $900.00, the Daily Value is $1,032.70. The investor receives a Payment at Maturity equal to $1,032.70 per $1,000 principal amount Note that they hold.

You may lose up to 10% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	You May Lose Up to 10% of the Principal Amount of Your Notes — The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Settlement Value is less than the Threshold Value, you will lose up to 10% of the principal amount of your Notes at maturity. Even if the Settlement Value is greater than the Threshold Value, the return on the Notes may be less than the amount that would be paid on a conventional debt security of the Issuer of comparable maturity if the Underlier does not appreciate sufficiently over the term of the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•	You Will Not Participate in the Full Appreciation of the Underlier—Even if the Settlement Value is greater than the Threshold Value, the payment on the Notes at maturity will reflect appreciation of the Underlier only to the extent that the Settlement Value exceeds the Threshold Value. For example, if the Settlement Value is equal to 180% of the Initial Underlier Value, the Payment at Maturity on the Notes would be only $1,239.24 per $1,000 principal amount Note, for a return on the Notes at maturity of approximately 23.92%, even though the Underlier appreciated by 80.00% from the Initial Underlier Value. In contrast, a direct investment in the Underlier would allow you to receive the benefit of any appreciation in its value. Thus, any return on the Notes will not reflect the return you would realize if you actually owned shares of the Underlier.

•	Any Payment on the Notes Will Be Determined Based on the Volume-Weighted Average Price of the Underlier on the Dates Specified—Any payment on the Notes will be determined based on the Volume-Weighted Average Price of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	Contingent Repayment of the Principal Amount Applies Only at Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of the Underlier is greater than the Threshold Value. See “—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Owning the Notes Is Not the Same as Owning the Underlier—The return on the Notes may not reflect the return you would realize if you actually owned the Underlier. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlier would have.

•	Tax Treatment— We intend to treat the Notes as contingent payment debt instruments. Under this treatment, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority— Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Underlier

•	There Are Risks Associated with a Single Equity—The price of the Underlier can rise or fall sharply due to factors specific to the Underlier and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Underlier.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments—The Calculation Agent may in its sole discretion make adjustments affecting the amounts payable on the Notes upon the occurrence of certain corporate events (such as stock splits) that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the Underlier. However, the Calculation Agent might not make such adjustments in response to all events that could affect the Underlier. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, as modified by the provisions set forth under “Additional Terms of the Notes —Adjustments to the Terms of the Notes” in this pricing supplement.

In addition, if the Ordinary Cash Dividend for a quarter is less than the Base Dividend or if there is no Ordinary Cash Dividend for a quarter, the Dividend Adjustment Factor, and therefore Settlement Value, will be adversely affected.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes—Upon the occurrence of certain reorganization events or a nationalization, expropriation, liquidation, bankruptcy, insolvency or de-listing of the Underlier, the Calculation Agent will make adjustments to the Underlier that may result in payments on the Notes being based on the performance of shares, cash or other assets distributed to holders of the Underlier upon the occurrence of such event. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as a Reference Asset” in the accompanying prospectus supplement, as modified by the provisions set forth under “Additional Terms of the Notes —Adjustments to the Terms of the Notes” in this pricing supplement.

•	Historical Performance of the Underlier Should Not Be Taken as Any Indication of the Future Performance of the Underlier Over the Term of the Notes—The value of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Underlier is not an indication of the future performance of the Underlier over the term of the Notes. Therefore, the performance of the Underlier over the term of the Notes may bear no relation or resemblance to the historical performance of the Underlier.

Risks Relating to Conflicts of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes.

In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; determining whether to adjust any variable described herein in the case of certain corporate events related to the Underlier that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of the Underlier; and determining what adjustments to make upon the occurrence of certain reorganization events and additional adjustment events. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. or its affiliates may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the market prices of, dividend rate on and expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the Initial Issue Price of your Notes. The difference between the Initial Issue Price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the Initial Issue Price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

Information Regarding the UNDERLIER

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information.” Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC by the issuer of the Underlier can be located on a website maintained by the SEC at http://www.sec.gov by reference to the issuer’s SEC file number provided below.

Included below is a brief description of the issuer of the Underlier. This information has been obtained from publicly available sources. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

NVIDIA Corporation

According to publicly available information, NVIDIA Corporation is a full-stack computing infrastructure company with data-center-scale offerings whose full-stack includes the CUDA programming model that runs on all of its graphics processing units (GPUs), as well as domain-specific software libraries, software development kits and Application Programming Interfaces. Information filed by NVIDIA Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-23985. The common stock of NVIDIA Corporation is listed on The Nasdaq Stock Market under the ticker symbol “NVDA.”

Historical Performance of the Underlier

The graph below sets forth the historical performance of the Underlier based on the daily closing prices from January 2, 2019 through November 19, 2024. We obtained the closing prices shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The closing prices below may have been adjusted to reflect certain corporate actions, such as stock splits, public offerings, mergers and acquisitions, spin-offs, extraordinary dividends, delistings and bankruptcy. The historical performance of the Underlier is based on the closing prices of the Underlier and is provided for informational purposes only. Any payment on the Notes will be determined based on the Volume-Weighted Average Price, not the closing price, of the Underlier.

Historical Performance of the Common Stock of NVIDIA Corporation

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.”  Generally, the discussion below applies with respect to Notes you purchase at their issuance within the 13-day period beginning on and including the Issue Date. It does not address the differing consequences that may potentially apply if you purchase Notes in a secondary offering. In that event, the tax consequences of owning and disposing of the Notes may be different, and you should consult your tax advisor about the U.S. federal tax consequences of an investment in the Notes. Notwithstanding that the Notes do not provide for the full repayment of their principal amount at maturity, we intend to treat the Notes as debt instruments for U.S. federal income tax purposes. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable. The remainder of this discussion assumes that this treatment is correct.

The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith. Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Our treatment of the Notes as contingent payment debt instruments is binding on you, unless you properly disclose to the Internal Revenue Service (the “IRS”) an alternative treatment.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the Issue Date, you may obtain the issue price, the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual payment at maturity that we will pay on the Notes. If you purchase Notes for an amount that is different from their “issue price” (as defined in the section of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes ─Original Issue Discount Notes”), you must account for the difference between your purchase price and the adjusted issue price, generally by allocating it reasonably among projected payments on the Notes or daily portions of interest that you are required to accrue with respect to the Notes and treating amounts allocated as adjustments to your income when the payment is made or the interest accrues.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the payment at maturity over the face amount of the Notes, although the IRS could challenge this position. The U.S. federal income tax treatment of any amounts attributable to the Dividend Adjustment Factor is uncertain. We expect to treat the payment of any amounts attributable to the Dividend Adjustment Factor as exempt from U.S. federal income tax (including withholding tax), provided that such amount is not effectively connected with your conduct of a trade or business in the United States. We believe this treatment is reasonable, but the IRS, other withholding agents or a court may disagree and treat any such payment (and any sales proceeds attributable to the Dividend Adjustment Factor) as subject to U.S. federal withholding at a rate of 30% unless you provide a properly completed Form W-8 appropriate to your circumstances claiming eligibility for a reduction of or an exemption from withholding.

Notwithstanding the above, if we determine that there is a material risk that we are required to withhold on any payments on the Notes, we may withhold on these payments at a 30% rate unless you submit a properly completed IRS Form W-8 appropriate to your circumstances that reduces or eliminates withholding.

Non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S.

holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “agent”), and the agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date, which is more than one business day following the Initial Valuation Date. Notwithstanding anything to the contrary in the accompanying prospectus supplement, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, effective May 28, 2024, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisor.